Exhibit (a)(1)(I)
This confirmation statement has been created for [NAME].
Your election was submitted as of [DATE] at [TIME] Pacific Time using the confirmation code of [CODE].

Remember, you can log on to this website at any time until the offer expires (currently expected to be 4:00 PM Pacific Time on 9/14/2011) to change your election. You may change your mind as many times as you wish but you will be bound by the last properly submitted election we receive before the expiration of the offer period.

# of Replacement
			# of Eligible			Options
Grant ID	Grant Date	Expiration Date	Options	Exercise Price	Exchange Ratio	After Election

Total
Your election above was based on your agreement to the following legal statements upon entering the site:

Legal Statements

☑	For complete terms and conditions of the Leap Option Exchange program, please review the Offer to Exchange Certain Outstanding Options for Replacement Options dated August 10, 2011 (the “Offer to Exchange”) and related documents available through the Option Exchange website (collectively, the “Offer Documents”). You should read the Offer Documents carefully before deciding whether or not to participate in the Option Exchange program. The Offer to Exchange contains important information on the conditions and risks of the Option Exchange program that should be considered before deciding whether or not to participate in the program. If there is a discrepancy between the information in this website and the Offer to Exchange, the Offer to Exchange will govern. You should rely only on the information contained in the Offer Documents.

☑	The Exchange Simulator tool provided in this website is not intended to act as a financial planning tool and is not a recommendation as to whether or not to participate in the Option Exchange program. The Exchange Simulator tool is being provided to you solely for the purpose of allowing you to model different scenarios based on future movements in the price of Leap common stock so that you can see how your individual options would be impacted if you choose to participate in the Option Exchange program. Leap strongly recommends that you consult a professional financial advisor to discuss your individual situation.

☑	In providing the Exchange Simulator tool, Leap makes no forecast or projection regarding the future trading prices of Leap common stock. You should not rely on hypothetical Leap stock prices used in the Exchange Simulator tool for any purpose. The trading price of Leap common stock has been volatile and there can be no assurance that the price of Leap common stock will increase after the grant date for replacement stock options in the Option Exchange program.

☑	Section III(12) of the Offer to Exchange contains a description of the generally applicable tax consequences of participating in the Option Exchange program. However, the tax consequences of participating in the Option Exchange program may vary depending on each individual’s circumstances. Leap strongly recommends that you consult a professional financial and/or tax advisor to discuss your individual situation.

☑	Participation in the Option Exchange program is completely voluntary. Leap is not advising you whether or not to participate in the Option Exchange program. Leap has not authorized any person to make any recommendation on its behalf as to whether you should elect to participate in the Option Exchange program, or to give you any information or to make any representation in connection with the Option Exchange program other than the information contained or referred to in the Offer Documents. You are responsible for reviewing all of the Offer Documents and for making your own decision as to whether to exchange your existing eligible stock options for a lesser number of replacement stock options in the Option Exchange program.

☑	Leap may, subject to applicable law, extend or amend the Option Exchange program and postpone its acceptance and cancellation of eligible stock options tendered for exchange. Leap may terminate this Option Exchange program if any of the conditions specified in Schedule A of the Offer to Exchange are met. In the event the Option Exchange program is terminated, any eligible stock options tendered for exchange will remain in effect with their current terms and conditions.

☑	The tender of your eligible stock options in the Option Exchange program will constitute your acceptance of all of the terms and conditions of the Option Exchange program and an acknowledgement that you have received the Offer to Exchange and the other Offer Documents, and have read, understood and agree to be bound by all of the terms of the Option Exchange program as described in the Offer to Exchange. By submitting an election to tender your eligible stock options in the Option Exchange program, you agree that your eligible stock options, if accepted for exchange, will be cancelled and you will lose all your rights to purchase shares of Leap common stock under such options, and that you accept the replacement stock options granted in exchange therefor. Acceptance by Leap of your tendered eligible stock options pursuant to the Option Exchange program will constitute a binding agreement between you and Leap upon the terms and subject to the conditions set forth in the Offer to Exchange.